KT HIGH-TECH MARKETING, INC.

14440 Big Basin Way, #12

Saratoga, CA 95070

January 23, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kevin J. Kuhar, Lynn Dicker and Tara Harkin

Re:	KT High-Tech Marketing, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 30, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed November 17, 2017
File No. 000-55564

Ladies and Gentlemen:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated December 21, 2017 (the “Comment Letter”) the above-captioned filings of by KT High-Tech Marketing, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath the respective comment.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 18

1.	Please amend the filing to describe the material weaknesses identified in your internal controls over financial reporting as of December 31, 2016, as required by Item 308(a)(3) of Regulation S-K. Clearly explain to us management’s conclusion that these material weaknesses did not also impact your disclosure controls and procedures at December 31, 2016.

Response:

The Company intends to amend the “Item 9A. Controls and Procedures” section of its Form 10-K for the Fiscal Year Ended December 31, 2016 by amending and replacing the language with the proposed amended language set forth on Exhibit A hereto.

2.	In the requested amendment, revise management’s report to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment, i.e., the 1992 Framework or the Updated Framework issued in 2013. Please refer to Item 308(a)(2) of Regulation S-K.

Response:

The Company intends to amend the “Item 9A. Controls and Procedures” section of its Form 10-K for the Fiscal Year Ended December 31, 2016 by amending and replacing the language with the proposed amended language set forth on Exhibit A hereto in order to identify that 2013 Framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission was used to evaluated the effectiveness of its internal control over financial reporting.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Item 4. Controls and Procedures, page 15

3.	Management’s conclusion that your disclosure controls and procedures were effective “due to the inadequate recordation of certain transactions and communication of those transactions to those integral to [your] disclosure procedures” appears to be incongruous, as the items noted appear to be deficiencies or weaknesses. Further, we note that your management concluded that your disclosure controls and procedures were not effective at March 31, 2017 because of the same issues. Please amend the filing to correct the disclosure, or explain to us how management was able to conclude that your disclosure controls and procedures were effective as of September, 30, 2017 in light of the issues identified. This comment also applies to your June 30, 2017 Form 10-Q. Refer to the guidance in Item 307 of Regulation S-K and Exchange Act Rule 13(a)-15(e).

Response:

The Company intends to amend the “Item 4. Controls and Procedures” section of its Form 10-Q for the Quarterly Periods Ended September 30, 2017, June 30, 2017 and March 31, 2017 by amending certain language that was included in the respective sections of these filings due to inadvertent drafting errors and replacing such language with the proposed amended language set forth on Exhibit A hereto.

Please do not hesitate to contact the undersigned at (858) 243-9814 or the Company’s counsel, Jay Yamamoto, at (646) 810-0604, if you have any questions or comments.

Very Truly Yours,

/s/ George Henschke
George Henschke
Chief Financial Officer

cc:	Jay Yamamoto, Esq.

Exhibit A

Proposed Changes Form 10-K for the Period Ended December 31, 2016

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer (who is also the principal financial officer), carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act. Our management is also required to assess and report on the effectiveness of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that: (i) pertain to maintaining records that in reasonable detail accurately and fairly reflect our transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements and that receipts and expenditures of company assets are made in accordance with management authorization; and (iii) provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2016 and that material weaknesses in our internal control over financial reporting existed, as more fully described below.

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard AS 2201, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses which have caused management to conclude that as of December 31, 2016 our internal controls over financial reporting were not effective at the reasonable assurance level:

1.	We do not have sufficient resources in our accounting function, which restricts the Company’s ability to gather, analyze and properly review information related to financial reporting in a timely manner. In addition, due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible. To the extent possible, the initiation of transactions, the custody of assets and the recording of transactions should be performed by separate individuals in order to achieve proper segregation of duties.

2.	We do not have personnel with sufficient experience with United States generally accepted accounting principles and SEC reporting to address and record certain transactions.

We have taken steps to remediate the second weakness described above, including by engaging a financial reporting advisor with expertise in SEC reporting and accounting for complex transactions. We intend to continue to address these weaknesses as resources permit. We will continue to monitor the effectiveness of our internal control over financial reporting in the areas affected by the material weaknesses discussed above.

Notwithstanding the assessment that our internal control over financial reporting was not effective and that there are material weaknesses, as identified herein, we believe that our consolidated financial statements contained in this Annual Report fairly present our financial position, results of operations and cash flows, for the years covered thereby, in all material respects.

Changes in Internal Control Over Financial Reporting

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

There have been no changes in our internal control over financial reporting during the last fiscal quarter of 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of the Effectiveness of Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. A control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

No Attestation Report of Registered Public Accounting Firm

This Annual Report does not contain an attestation report of our independent registered public accounting firm related to internal control over financial reporting because the rules for smaller reporting companies provide an exemption from the attestation requirement.

Proposed Changes Form 10-Q for the Period Ended March 31, 2017

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer (who is also the principal financial officer), carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer, as appropriate, to allow timely decisions regarding required disclosure.

Material Weaknesses

Management concluded that our internal control over financial reporting was not effective as of December 31, 2016 and that material weaknesses in our internal control over financial reporting existed, as more fully described below.

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard AS 2201, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses which have caused management to conclude that as of December 31, 2016 our internal controls over financial reporting were not effective at the reasonable assurance level:

1.	We do not have sufficient resources in our accounting function, which restricts the Company’s ability to gather, analyze and properly review information related to financial reporting in a timely manner. In addition, due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible. To the extent possible, the initiation of transactions, the custody of assets and the recording of transactions should be performed by separate individuals in order to achieve proper segregation of duties.

2.	We do not have personnel with sufficient experience with United States generally accepted accounting principles and SEC reporting to address and record certain transactions.

We have taken steps to remediate the second weakness described above, including by engaging a financial reporting advisor with expertise in SEC reporting and accounting for complex transactions. We intend to continue to address these weaknesses as resources permit. We will continue to monitor the effectiveness of our internal control over financial reporting in the areas affected by the material weaknesses discussed above.

Notwithstanding the assessment that our internal control over financial reporting was not effective and that there are material weaknesses, as identified herein, we believe that our consolidated financial statements contained in this Annual Report fairly present our financial position, results of operations and cash flows, for the years covered thereby, in all material respects.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Proposed Changes Form 10-Q for the Period Ended June 30, 2017

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer (who is also the principal financial officer), carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer concluded that, as of the end of the period covered in this report, due to the implementation of the controls identified below, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During the period covered by this report, we hired an Interim Chief Financial Officer. This hire, along with the continued integration of a financial reporting advisor, remediated the material weaknesses that existed during prior periods and allowed management to conclude that our disclosure controls were effective as of June 30, 2017.

There have been no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except the remediation steps identified above.

Proposed Changes Form 10-Q for the Period Ended September 30, 2017

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer (who is also the principal financial officer), carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.